UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 05)*

Boardwalk Pipeline Partners, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

096627 10 4

(CUSIP Number)

Michael E. McMahon,  9 Greenway Plaza  Houston,  Texas  77046  Phone : (713) 479-8059

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 096627104
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Boardwalk Pipelines Holding Corp. 06-1687421

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

Number of shares beneficially owned by each reporting person with:	7	SOLE VOTING POWER
125,586,133 Common Units
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
125,586,133 Common Units
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
125,586,133 Common Units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.6%
14	TYPE OF REPORTING PERSON
HC CO

CUSIP No. 096627104
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Loews Corporation 13-2646102

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

Number of shares beneficially owned by each reporting person with:	7	SOLE VOTING POWER
125,586,133 Common Units
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
125,586,133 Common Units
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,586,133 Common Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51.6%
14	TYPE OF REPORTING PERSON
HC CO

Item 1.	Security and Issuer

Item 1 is hereby amended by deleting the text thereof in its entirety and replacing it with the following:

This statement on Schedule 13D (this “Schedule 13D”) relates to the common units representing limited partner interests (the “Common Units”) of Boardwalk Pipeline Partners, LP, a Delaware limited partnership (the “Issuer”), which has its principal executive office at 9 Greenway Plaza, Suite 2800, Houston, Texas 77046. The total number of Common Units reported as beneficially owned in this Schedule 13D is 125,586,133, which constitutes approximately 51.6% of the total number of Common Units outstanding after class B units were converted into Common units on a one-to-one basis. The beneficial ownership reported in this Schedule 13D assumes that at October 9, 2013, there were 243,223,801 Common Units outstanding. The Common Units represent limited partner interests in the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)
Subsections (a) and (b) of Item 5 are hereby amended by deleting the text thereof in their entirety and replacing them with the following:

After giving effect to the conversion of class B units into Common units on a one-for-one basis, BPHC will be the record and beneficial owner of 125,586,133 Common Units, which in the aggregate represents approximately 51.6% of the outstanding Common Units.

 By virtue of its ownership of all the outstanding common stock of BPHC, Loews may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by BPHC.

 The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

 Except as indicated in this Item 5 or as set forth below, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Schedule A to this Schedule 13D owns beneficially, or has any right to acquire, directly or indirectly, any Common Units. Certain of the persons named in Schedule A to this Schedule 13D beneficially own Common Units in the amounts set forth next to their names in Schedule A.

(b)
BPHC has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 125,586,133 Common Units beneficially owned by it.

 By virtue of its ownership of all the outstanding common stock of BPHC, Loews may be deemed to possess indirect beneficial ownership of the Common Units beneficially owned by BPHC and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Units beneficially owned by BPHC.

 The filing of this Schedule 13D shall not be construed as an admission by any Reporting Person that, for the purpose of Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Schedule 13D other than securities owned of record by such Reporting Person.

(c)	The filing with respect to the conversion on October 9, 2013, of all class B units into common units is hereby incorporated therein.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)

(e)

Item 7.	Material to Be Filed as Exhibits

Exhibit A Joint Filing Agreement (Previously filed).

Exhibit B Contribution, Conveyance and Assumption Agreement, dated November 15, 2005, among Boardwalk Pipelines Holding Corp., Boardwalk GP, LLC, Boardwalk GP, LP, Boardwalk Pipeline Partners, LP, and the other parties named therein, incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on November 18, 2005.

Exhibit C Third Amended and Restated Agreement of Limited Partnership of Boardwalk Pipeline Partners, LP, dated as of June 17, 2008, incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed on June 18, 2008.

Exhibit D Amendment No. 1 to the third Amended and Restated Agreement of Limited Partnership of Boardwalk Pipeline Partners, LP, dated as of October 31, 2011 (Incorporated by reference to Exhibit 3.7 to the Issuer's Quarterly Report on Form 10-Q filed on November 1, 2011).

Exhibit E Amendment No. 2 to the third Amended and Restated Agreement of Limited Partnership of Boardwalk Pipeline Partners, LP, dated as of October 25, 2012 (Incorporated by reference to Exhibit 3.1 of the Issuer's Current Report on Form 8-K filed on October 30, 2012).

Exhibit F Amendment No. 3 to the third Amended and Restated Agreement of Limited Partnership of Boardwalk Pipeline Partners, LP, dated as of October 7, 2013 (Incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed on October 8, 2013).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Boardwalk Pipelines Holding Corp.

October 11, 2013	By:	/s/ Jamie Buskill
Senior Vice President, Chief Financial &
Administrative Officer and Treasurer

Loews Corporation

October 11, 2013	By:	/s/ Gary W. Garson
Senior Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP No. 096627104
SCHEDULE A
General Partners, Executive Officers, Managers and Board of Directors
Boardwalk Pipelines Holding Corp.

Name and address	Position	Principal Occupation/Business	Common Units Beneficially Owned (1) (2)
Stanley C. Horton 9 Greenway Plaza, Suite 2800 Houston, TX 77046	Chief Executive Officer, President and Director	President and Chief Executive Officer (CEO) of Boardwalk GP, LLC, which is the general partner of the Issuer.	2,000 (3)
Jamie L. Buskill 9 Greenway Plaza, Suite 2800 Houston, TX 77046	Senior Vice President, Chief Financial and Administrative Officer and Treasurer	Senior Vice President, Chief Financial and Administrative Officer and Treasurer of Boardwalk GP, LLC, which is the general partner of the Issuer.	—
Michael E. McMahon 9 Greenway Plaza, Suite 2800 Houston, TX 77046	Senior Vice President, General Counsel and Secretary	Senior Vice President, General Counsel and Secretary of Boardwalk GP, LLC, which is the general partner of the Issuer.	—
Jonathan E. Nathanson 9 Greenway Plaza, Suite 2800 Houston, TX 77046	Senior Vice President, Corporate Development	Senior Vice President of Corporate Development of Boardwalk GP, LLC, which is the general partner of the Issuer.	15,000 (4)
Kenneth I. Siegel Loews Corporation 667 Madison Avenue New York, NY 10065	Director, Chairman of the Board	See below	—
Arthur L. Rebell 1965 Broadway Apt. 24B New York, NY 10023	Director	Mr. Rebell was a Senior Vice President of Loews from 1998 until his retirement in June 2010.	42,246 (5)
William R. Cordes 17237 Howard Plaza Omaha NE 68118	Director	Mr. Cordes retired as President of Northern Border Pipeline Company in April 2007 after serving as President from October 2000 to April 2007. Mr. Cordes is also a member of the board of Kayne Anderson Energy Development Company and Kayne Anderson Midstream Energy Fund, Inc.	4,871
Thomas E. Hyland 1 Governors Way Kennebunk ME 04043	Director	Retired partner in the global accounting firm of PricewaterhouseCoopers, LLP	10,771 (6)
Mark L. Shapiro 141 Stone Fence Road Bernardsville NJ 07924	Director	Private investor, as well as director for W.R. Berkley Corporation.	15,371
Andrew H. Tisch Loews Corporation 667 Madison Avenue New York, NY 10065	Director	See below.	See below.

CUSIP No. 096627104
Loews Corporation

Name and address	Position	Principal Occupation/Business	Common Units Beneficially Owned (1) (2)
Lawrence S. Bacow 17 James St. #1 Brookline, MA 02446	Director	Fellow, Harvard College and President in Residence, Harvard Graduate School of Education	—
Ann E. Berman 144 Coolidge Hill Cambridge, MA 02138	Director	Retired Senior advisor to the president of Harvard University	—
Joseph L. Bower Morgan 467, Soldiers Field Boston, MA 12163	Director	Baker Foundation Professor of Business Administration at Harvard University	—
Charles M. Diker 730 Fifth Avenue, 15th Floor New York, NY 10019	Director	Managing Partner of Diker Management LLC and Chairman of the Board of Cantel Medical Corp.	—
Jacob A. Frenkel 188 E. 70th St., #29A New York, NY 10021	Director	Chairman of the Board of Trustees of the Group of Thirty and Chairman of JPMorgan Chase International	—
Paul J. Fribourg 277 Park Avenue New York, NY 10172	Director	Chairman of the Board, President and Chief Executive Officer of Continental Grain Company	—
Walter L. Harris 320 West 57th Street New York, NY 10019	Director	Vice Chairman Emeritus, Alliant Insurance Services, Inc.	2,000
Philip A. Laskawy 5 Times Square New York, NY 10036	Director	Retired Chairman and Chief Executive Officer of Ernst & Young LLP	—
Ken Miller 1230 Avenue of the Americas, Suite 810 New York, NY 10020	Director	President and Chief Executive Officer of Ken Miller Capital, LLC	—

Gloria R. Scott 4422 South Alameda Street, Apt. 11 Corpus Christi, TX 78412	Director	Owner of consulting services firm G. Randle Services	—
Anthony Welters 1650 Tysons Blvd. McLean, VA 22102	Director	Executive Vice President of UnitedHealth Group	—
Andrew H. Tisch 667 Madison Avenue New York, NY 10065	Director, Office of the President, Co-Chairman of the Board and Chairman of the Executive Committee		81,050 (7)
James S. Tisch 667 Madison Avenue New York, NY 10065	Director, Office of the President, President and Chief Executive Officer		81,050 (7)
Jonathan M. Tisch 667 Madison Avenue New York, NY 10065	Director, Office of the President and Co-Chairman of the Board		—
Peter W. Keegan 667 Madison Avenue New York, NY 10065	Senior Vice President and Chief Financial Officer		—
Gary W. Garson 667 Madison Avenue New York, NY 10065	Senior Vice President, Secretary and General Counsel		3,500
David B. Edelson 667 Madison Avenue New York, NY 10065	Senior Vice President		6,000
Kenneth I. Siegel 667 Madison Avenue New York, NY 10065	Senior Vice President		—
Richard W. Scott 667 Madison Avenue New York, NY 10065	Senior Vice President and Chief Investment Officer		—

(1)
To the knowledge of the Reporting Persons, each of the persons listed above has sole voting and dispositive control with respect to the common Units beneficially owned by it, as shown in the column titled “Common Units Held,” except for the Common Units beneficially owned by Messrs. Stanley C. Horton, Jonathan E. Nathanson, Arthur L. Rebell, Thomas E. Hyland, Andrew H. Tisch, and Jonathan M. Tisch described below.

(2)	As of March 31, 2013

(3)	2,000 units are owned by Mr. Horton’s spouse.

(4)	15,000 units are owned by Mr. Nathanson’s spouse.

(5)	32,984 of these units are owned by ARebell, LLC, a limited liability company controlled by Mr. Rebell.

(6)	400 of these units are owned by Mr. Hyland’s spouse.

(7)
Includes one-quarter of a total of 324,200 units owned by a general partnership in which a one-quarter interest is held by a trust of which Mr. Tisch is a trustee. Mr. Tisch shares voting and dispositive control over such Common Units with the other partners of such general partnership.